UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Elicio Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
28657F103
(CUSIP Number)
GKCC, LLC
501 Silverside Road, Suite 87AVA
Wilmington, DE 19809
(302) 992-8882
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28657F103		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS Yekaterina Chudnovsky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 707,164(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 707,164(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,164
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14		TYPE OF REPORTING PERSON IN

(1)
Consists of (a) 4,525 shares of the common stock of Elicio Therapeutics, Inc. (the “Issuer”) subject to options, twenty-five percent (25%) of which vests on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, and (b) 702,639 shares of the Issuer’s common stock held directly by GKCC, LLC.

(2)	Percentage ownership is based on 8,387,025 shares of common stock of the Issuer outstanding as of June 2, 2023, as reported by the Issuer to the Reporting Persons.

CUSIP No. 28657F103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS GKCC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 702,639(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 702,639(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,639
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)
The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares. Yekaterina Chudnovsky does not directly own any securities of the Issuer.

(2)	Percentage ownership is based on 8,387,025 shares of common stock of the Issuer outstanding as of June 2, 2023, as reported by the Issuer to the Reporting Persons.

Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), and options to purchase shares of the Common Stock (the “Options”), of Elicio Therapeutics, Inc. (f/k/a Angion Biomedica Corp.), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 451 D Street, 5th Floor, Suite 501, Boston, MA 02210.
Item 2. Identity and Background
(a)
This Schedule 13D is being filed by GKCC, LLC, a Delaware limited liability company (“GKCC”), and Yekaterina Chudnovsky (“Ms. Chudnovsky” and together with GKCC, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The Reporting Persons’ business address is 501 Silverside Road Suite 87AVA, Wilmington, DE 19809. The principal business of GKCC is investments.
(c)	Ms. Chudnovsky is a member of the Board of Directors of the Issuer.
(d)	During the last five years, no Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Ms. Chudnovsky is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
As more fully described in Items 4 and 6 below, on January 17, 2023, Angion Biomedica Corp., a Delaware corporation (“Angion”), Arkham Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Angion (“Merger Sub”), and Elicio Therapeutics Inc., a Delaware corporation (“Elicio”), entered into an Agreement and Plan of Merger and Reorganization (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub merged with and into Elicio, with Elicio continuing as a wholly-owned subsidiary of Angion and the surviving corporation of the merger (the “Merger”). At the effective time of the Merger, Angion filed an amendment to its certificate of incorporation, to change its name to “Elicio Therapeutics, Inc.” The closing of the Merger occurred on June 1, 2023 (the “Closing Date”).
All of the Common Stock to which this Schedule 13D relates was acquired by the Reporting Persons under the terms and conditions of the Merger Agreement.  Ms. Chudnovsky, in connection with her appointment to Elicio’s Board of Directors, was awarded for no additional consideration a stock option representing the right to acquire 250,000 shares of Elicio at an exercise price of $0.07, twenty-five percent (25%) of which vests on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, generally subject to Ms. Chudnovsky’s continued service on the Issuer’s Board of Directors (the “Issuer Board”).
Under the Merger Agreement, effective as of the Closing Date, (a) 38,819,875 shares of Elicio’s common stock issuable upon the conversion of 38,819,875 shares of Elicio’s Series C preferred stock were converted into the right to receive 702,639 shares of Common Stock, effective as of the Closing Date, and (b) 250,000 shares of Elicio’s common stock subject to Elicio options were converted into the right to receive an option to purchase 4,525 shares of Common Stock, in each case after giving effect to the Exchange Ratio (as defined in the Merger Agreement) and a 10-for-1 reverse stock split implemented immediately prior to the closing of the Merger.

Item 4. Purpose of the Transaction
The response to Item 3 of this Schedule 13D is incorporated by reference herein.
The Reporting Persons hold their securities of the Issuer for investment purposes in the ordinary course of their business of investing in securities for their own accounts.  Ms. Chudnovsky has served as a director on the Issuer Board since the Closing Date.  Prior to the Closing Date, Ms. Chudnovsky served as a member of the Board of Directors of Elicio from October 2022 until the Closing Date.  In such capacity, Ms. Chudnovsky may engage in communications with the Issuer Board, members of the Issuer’s management, other Issuer stockholders, financial and legal advisers to the Issuer, and other parties regarding the Issuer, including with respect to the Issuer’s operations, governance, and control.
The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law (a) acquire beneficial ownership of additional Issuer securities in the open market, in privately negotiated transactions, or otherwise, (b) dispose of all or part of their holdings of Issuer securities, or (c) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.
Except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a, b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, Ms. Chudnovsky may be deemed to beneficially own, in the aggregate, 707,164 shares of Common Stock, which represents approximately 8.4% of the shares of Common Stock outstanding.
Ms. Chudnovsky’s beneficial ownership consists of (i) an option to purchase up to 4,525 shares of Common Stock, twenty five percent (25%) of which vests on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, and (ii) 702,639 shares of Common Stock held directly by GKCC, which represents approximately 8.4% of the shares of Common Stock outstanding.
The foregoing beneficial ownership percentages are based on (i) a total of 8,387,025 shares of Common Stock outstanding immediately after the Closing Date, as provided by the Issuer, and (ii) for purposes of calculating Ms. Chudnovsky’s beneficial ownership percentage, 4,525 shares of Common Stock, twenty five percent (25%) of which vests on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter.
(c)
The response to Item 3 is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past 60 days.

(d)
Ms. Chudnovsky’s descendants have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held directly by GKCC.  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
GIRF Grant Funding.  Ms. Chudnovsky is the chairperson and a member of the board of directors of the GI Research Foundation (“GIRF”).  To date, GIRF has given grants totaling $2,756,000.  GIRF is a non-profit 501(c)3 dedicated to raise funds to support the physicians and scientists at the University of Chicago Medicine Digestive Diseases Center in their efforts to provide outstanding care, train future leaders, and perform innovative clinical and laboratory research in order to treat, cure, and prevent digestive diseases.  Ms. Chudnovsky and GKCC made donations to GIRF which were to be dedicated for the grants made to Issuer.
Lock-Up Agreement.  Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a lock-up agreement under which the Reporting Persons, subject to certain customary exceptions, agreed not to effect any transfer of the shares of Common Stock or Options held by such persons for the 180-day period following the Closing Date. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.
Stockholder Support Agreement.  Concurrently with the execution of the Merger Agreement, executive officers, directors, and certain stockholders of Elicio, including Ms. Chudnovsky, entered into support agreements (the “Elicio Support Agreements”) providing that such stockholders vote all of their shares of Elicio capital stock (a) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters (as defined in the Merger Agreement), and the other transactions and actions contemplated by the Merger Agreement, (b) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger, and (c) against any acquisition proposal involving a third party. The foregoing description of the Elicio Support Agreement is qualified in its entirety by reference to the full text of the form of Elicio Therapeutics, Inc. Stockholder Support Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Joint Filing Agreement, dated as of June 14, 2023.
2.
Agreement and Plan of Merger and Reorganization, dated as of January 17, 2023, by and among Angion Biomedica Corp., Arkham Merger Sub, Inc. and Elicio Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to Angion Biomedica Corp.’s Form 8-K filed on January 17, 2023).

3.	Form of Elicio Therapeutics, Inc. Stockholder Support Agreement, dated January 17, 2023 (incorporated by reference to Exhibit 10.3 to Angion Biomedica Corp.’s Form 8-K filed on January 17, 2023).
4.	Form of Lock-Up Agreement, dated January 17, 2023 (incorporated by reference to Exhibit 10.4 to Angion Biomedica Corp.’s Form 8-K filed on January 17, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2023	/s/ Yekaterina Chudnovsky
Yekaterina Chudnovsky

GKCC, LLC

Dated: June 14, 2023	By:	/s/ Yekaterina Chudnovsky
		Name:	Yekaterina Chudnovsky
		Title:	Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (as may be amended from time to time, the “Schedule 13D”) with respect to the common stock of Elicio Therapeutics, Inc. beneficially owned by the undersigned is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: June 14, 2023	/s/ Yekaterina Chudnovsky
Yekaterina Chudnovsky

GKCC, LLC

Dated: June 14, 2023	By:	/s/ Yekaterina Chudnovsky
		Name:	Yekaterina Chudnovsky
		Title:	Manager